UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

September 30, 2021

Commission File Number 001-10888

TotalEnergies SE

(Translation of registrant’s name into English)

2, place Jean Millier

La Défense 6

92400 Courbevoie

France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

TotalEnergies SE is providing on this Form 6-K a description of certain recent developments relating to its business.

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	TotalEnergies Wins the City of Antwerp Public Tender for the Installation and Operatorship of New Electric Vehicle Charge Points (September 1, 2021)

Exhibit 99.2	Iraq: TotalEnergies signs major agreements for the sustainable development of the Basra region natural resources (September 6, 2021)

Exhibit 99.3	Appointment to the Executive Committee of TotalEnergies (September 8, 2021)

Exhibit 99.4	TotalEnergies and Air Liquide Partner to Develop Low-Carbon Hydrogen Production in the Normandy Industrial Basin (September 14, 2021)

Exhibit 99.5	Floating offshore wind: TotalEnergies, Green Investment Group and Qair join forces to bid for the Southern Brittany tender (September 23, 2021)

Exhibit 99.6	Stellantis and TotalEnergies welcome Mercedes-Benz as a new partner of Automotive Cells Company (ACC) and raise its capacity plan to at least 120 GWh by 2030 (September 24, 2021)

Exhibit 99.7	TotalEnergies is Official Title Sponsor of BWF Major Championships until 2025 (September 24, 2021)

Exhibit 99.8	TotalEnergies and Safran Create a Strategic Partnership to Accelerate the Decarbonization of the Aviation Industry (September 27, 2021)

Exhibit 99.9	In view of the COP26, TotalEnergies contributes to the Energy Transition Dialogue by publishing the “Energy Landscape” and the “TotalEnergies Energy Outlook 2021” (September 27, 2021)

Exhibit 99.10	TotalEnergies joins forces with China Three Gorges Corporation to Develop More than 11,000 High Power Charge Points for Electric Vehicles in Wuhan and Hubei Province (September 28, 2021)

Exhibit 99.11	2021 Strategy & Outlook presentation (September 28, 2021)

Exhibit 99.12	Offshore wind: TotalEnergies, Green Investment Group and RIDG reveal west of Orkney ScotWind bid in Scotland (September 29, 2021)

Exhibit 99.13	Sustainable Development in the Russian Arctic: Total Energies Commits to the Protection of Biodiversity in the Arctic LNG 2 Project (September 30, 2021)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TotalEnergies SE

Date: September 30, 2021	By:	/s/ ANTOINE LARENAUDIE
		Name:	Antoine LARENAUDIE
		Title:	Group Treasurer